UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-27115

PCTEL, INC.

(Exact name of registrant as specified in its charter)

471 Brighton Drive

Bloomingdale, Illinois 60108

(630) 372-6800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* On October 13, 2023, PCTEL, Inc., a Delaware corporation (the “Company”), Amphenol Corporation, a Delaware corporation (“Parent”), and Hilltop Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provided that, upon the terms and subject to the conditions set forth therein, Merger Sub would be merged with and into the Company (the “Merger”). On December 15, 2023, Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent and the separate corporate existence of Merger Sub ceasing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, PCTEL, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PCTEL, INC.

DATE:	December 26, 2023	By:	/s/David A. Neumann
			Name:	David A. Neumann
			Title:	President and General Manager